Exhibit 99.2
Building the world’sleading smart bus platform for organizations September 2021

Company Overview

A growing and profitable tech business that has been disrupting the growing mass mobility market

Swvl provides an asset-light turnkey solution that addresses the transit needs of customers

Addressing pain points for their clients, enabling more efficient operations

Swvl’s TaaS offering: an end-to-end mobility solution for day-to-day transport needs Fixed Routing Flexible Routing On-Demand

Once onboarded, clients are able to set trip demands through the platform. Trips are paid on a monthly basis. • • • • •

If a bid is successful, transit operators provide transport for the client and are paid within 30 days • • • • • •

Customers include education institutions, corporates, health care organizations, and public transport agencies1 Clients

Swvl has built an interface for clients to manage their network and an application for riders to gain access

Company Overview

Swvl’s technology is at the center of providing its TaaS solution - it works directly with transit operators that provide the vehicles and with customers to ensure transit needs are met

The same proprietary software platform that is used within Swvl’s TaaS offering can be licensed out to 3rd party transit operators, enabling these customers to effectively manage their fleets

Swvl's machine learning algorithm can predict transport demand, design routes that maximise customer utility while simultaneously saving on the cost of delivery • • • • • • • • • • 1) BCG Commercial Report (2021)

Swvl is in the process of building a collection of patents across the capabilities of its technology, focused around the following themes

Building the world’sleading smart bus platform for organizations September 2021